KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

04 APR 12 AM 7:21

04024271

File No. 82-188
March 30, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission pursuant to the aforementioned rule:

1. Notice of Resolutions of the 165th Ordinary General Meeting of Shareholders

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Very truly yours,

Kirin Brewery Company, Limited

By [signature]
Name: Osamu Harano
Title: Group Leader
Finance Group

dlw 4/14

099999-0990-02664-Tokyo.2005436.1

(Translation)

March 30, 2004

To the Shareholders:

Notice of Resolutions of
the 165th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 165th Ordinary General Meeting of Shareholders of the Company held this day, report was made and resolutions were adopted as described below.

Yours very truly,

Koichiro Aramaki
Representative Director and President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

Description

Matters for reporting:

Report on the business report, balance sheet and statement of income for the 165th business term (from January 1, 2003 to December 31, 2003).

The particulars of the above accounting documents were reported.

Matters for resolution:

<u>Proposition No. 1</u>: Approval of the proposal for appropriation of unappropriated retained earnings for the 165th business term.

The proposition was approved and adopted as proposed. It was decided to pay a dividend of ¥6 per share (amounting to ¥12 per annum, together with an interim dividend of ¥6).

<u>Proposition No. 2</u>: Amendment to the Articles of Incorporation.

The proposition was approved and adopted as proposed, that "Financial business", as the object of the Company, was added to Article 2. The provisions were introduced concerning an acquisition of treasury stock subject to a resolution of the Board of Directors and a system to sale of less-than-one-unit shares to shareholders to create one unit, with relevant provisions amended. Further, Supplement Provisions, the effective date of which has passed and which established interim measures concerning the term of office of certain directors and auditors were deleted.

<u>Proposition No. 3</u>: Election of 10 Directors.

The proposition was approved and adopted as proposed. Messrs. Koichiro Aramaki, Naomichi Asano, Takeshi Shigenaga, Shozo Sawada, Kenjiro Hata and Satoru Kishi, 6 in all, were re-elected as Directors and Messrs. Akira Negami, Kazuyasu Kato, Takeshi Shimazu and Kazuhiro Satoh, 4 in all, were newly elected as Directors, and each of them assumed office.

<u>Proposition No. 4</u>: Election of 1 Corporate Auditor.

The proposition was approved and adopted as proposed. Mr. Teruo Ozaki was newly elected as Corporate Auditor, and assumed office.

Mr. Teruo Ozaki is an outside Corporate Auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".

<u>Proposition No. 5</u>: Granting of retirement benefits for retiring Directors and retiring Corporate Auditors.

The proposition was approved and adopted as proposed, that the retirement benefits be granted to the retiring Directors, Messrs. Yasuhiro Satoh, Yoshiyuki Morioka, Kunpei Kitamura and Yoshikazu Arai and the retiring Corporate Auditor, Mr. Hideo Yamamoto, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors and consultation among the Corporate Auditors in respect of the retiring Corporate Auditor, respectively.

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It is to be added that, at the meeting of the Board of Directors held following the close of the General Meeting of Shareholders, Mr. Koichiro Aramaki and Mr. Naomichi Asano were elected as Representative Directors, and each of them assumed office.

On the same day, Mr. Tadahisa Kono and Mr. Motokazu Fujita were elected by mutual consultation among the Corporate Auditors as Standing Corporate Auditors.

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